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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

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                          A.P. GREEN INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)

                          A.P. GREEN INDUSTRIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                            COMMON STOCK, PAR VALUE
                                $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   393059100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            MICHAEL B. COONEY, ESQ.
            SENIOR VICE PRESIDENT--LAW/ADMINISTRATION AND SECRETARY
                          A.P. GREEN INDUSTRIES, INC.
                                GREEN BOULEVARD
                             MEXICO, MISSOURI 65265
                                 (573) 473-3626
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATION ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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                                WITH A COPY TO:

                             ROBERT M. LAROSE, ESQ.
                                THOMPSON COBURN
                             ONE MERCANTILE CENTER
                           ST. LOUIS, MISSOURI 63101
                                 (314) 552-6000

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  This Amendment No. 1 amends and supplements the information set forth in the
Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934 on Schedule 14D-9 (the "Schedule 14D-9") filed by A.P. Green Industries, Inc. (the "Company") on March 6, 1998 with respect to shares of Common Stock, par value $1.00 per share, of the Company, including the associated rights to purchase the Company's Series B Junior Participating Preferred Stock issued pursuant to the Rights Agreement, dated as of November 13, 1997, as amended by that certain First Amendment to Rights Agreement, dated as of March 5, 1998, between the Company and Harris Trust and Savings Bank, as Rights Agent. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  Item 8 is hereby amended by adding thereto the following:

  On March 5, 1998, Paul Liebhard, an alleged stockholder of the Company (the "Plaintiff"), filed a Class Action Complaint (the "Complaint") against Mack G. Nichols, James M. Stolze, William F. Morrison, Daniel Toll, Paul Hummer II, P. Jack O'Bryan and the Company in the Court of Chancery in the State of Delaware in and for New Castle County (the "Liebhard Action"). Plaintiff purports to bring the Liebhard Action on behalf of all common stockholders of the Company (the "Class") and seeks the certification of Plaintiff as representative of the Class. In the Liebhard Action, Plaintiff alleges that (i) the terms of the Offer and the Merger are intrinsically unfair and inadequate from the standpoint of the stockholders of the Company, (ii) the Board of Directors of the Company failed to make an informed decision as to the Offer and the Merger and (iii) the Board of Directors violated its fiduciary duties of care and loyalty owed to the Company stockholders. The Liebhard Action seeks (i) injunctive relief enjoining the Company and its Board of Directors from proceeding with the Offer and the Merger, (ii) in the event that the Offer and the Merger are consummated, the rescission of such transactions and rescissory damages, (iii) compensatory damages and (iv) the Plaintiff's costs and disbursements. The foregoing description of the Liebhard Action is qualified in its entirety by reference to the copy of the Complaint, a copy of which is attached hereto as Exhibit 6 and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  Item 9 is hereby amended and supplemented by adding thereto the following:

Exhibit 6 Class Action Complaint in Paul Liebhard v. Mack G. Nichols, James M. Stolze, William F. Morrison, Daniel Toll, Paul Hummer II, P. Jack O'Bryan and A.P. Green Industries, Inc., filed in the Delaware Court of Chancery on March 5, 1998.

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          A. P. GREEN INDUSTRIES, INC.

                                                  /s/ Michael B. Cooney
                                          By: _________________________________
                                          Name:Michael B. Cooney
                                          Title: Senior Vice President-
                                                 Law/Administration and
                                                 Secretary

Dated: March 10, 1998

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                                 EXHIBIT INDEX

 Exhibit 6 Class Action Complaint in Paul Liebhard v. Mack G. Nichols, James M.
           Stolze, William F. Morrison, Daniel Toll, Paul Hummer II, P. Jack
           O'Bryan and A.P. Green Industries, Inc., filed in the Delaware Court of Chancery on March 5, 1998.

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